

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

December 4, 2008

Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
2140 Shattuck Ave., Ste 210-2270
Berkeley, CA 94704

> **Re: Lux Digital Pictures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 17, 2008**
> **File No. 333-153502**

Dear Mr. Jucht:

We have reviewed your filing and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>General</u>

1. We note your response to our prior comment 1, but find it unresponsive. When the purchasers purchased restrictive, illiquid shares for $0.10 a share, they agreed that they were worth $0.10 a share with the restrictions of a non-public security. You are now registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with a copy of the offering memorandum and related agreements about the private offering.

2. We note your response to prior comment 2 and reissue in part. Your disclosure should provide more detailed disclosure of the financial wherewithal needed to reach your plan. For instance, for each of the business concepts that you discuss beginning on page 19, you should provide detailed disclosure of the estimated funds needed to achieve your plans and when you will need them. Furthermore, you should provide more detailed disclosure about how you plan to generate revenues.

3. We note your response to prior comment 4 and reissue in part. Phrases such as "innovative and dynamic" still appear in your prospectus. Please revise throughout.

Registration Statement Cover Page

4. Please check the box to indicate that you are registering the sale of common stock under Rule 415 or advise.

Prospectus Cover Page

5. We note your response to our prior comment 5. Item 501(b)(10) requires the statement to be included on the front cover of the prospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to the front cover of the prospectus in prominent type.

Prospectus Summary, page 5
Corporate Background, page 5

6. We reissue our prior comment 7. The summary should be a concise and straightforward discussion of the most material aspects of your company and your offering. For instance, it is unclear to us how you generate revenue from your motion pictures. Disclose whether you have contracts with customers and summarize your pricing structure. You should provide a clear, concise and balanced description of the products or services that you offer and how you will generate revenue. Please revise. Provide further detail in your business section.

7. While we note your response to prior comment 8, we reissue in part. Please revise to disclose your monthly burn rate.

8. See the second paragraph where you disclose amounts for Total Current Assets, Total Current Liabilities and Total Stockholders' Equity as of August 31, 2008. We note that the amounts disclosed do not agree with the amounts shown in the August 31, 2008 balance sheet. Similar changes should be made to the Balance Sheet Data under "Summary Financial Data" on page 8, the fourth paragraph in MD&A under "General" on page 30, and the paragraphs in MD&A under "General" and "Liquidity and Capital Resources" on pages 30 and 31. Please ensure consistency of all amounts and disclosures throughout the filing.

9. We have reviewed page 6 as referenced in your response. However, we are unable to locate your changes made in response to our prior comments 9 and 11; and as such we have reiterated those comments herein, modified as follows: "*As pertaining to your founding shareholders, please provide a separate paragraph or table that lists each of your founding shareholders and the number of common and preferred shares each received in exchange for contributing certain assets into the Company. Also disclose that Mr. Jucht is the Operating Manager of Lux Digital Pictures GmbH, an entity that owns 79.2% of your common stock and 100% of*

your preferred stock, and disclose the relationship between Mr. T. Joseph Coleman and the entity Coleman Family Trust who owns 10.4% of your common stock. Reference to ownership is made at page 26."

10. We reissue our prior comment 12. We note your disclosure in the last paragraph that your two primary managers have considerable, combined experience and expertise in the independent motion picture business and related industries. We note, however, from your disclosure in a risk factor on page 11 that Mr. Jucht has limited experience in developing a comparable film businesses. Please revise to explain the discrepancy between your disclosure here and your risk factor. We also note your risk factor on page 9 which states that Mr. Jucht may be difficult to replace and the company is highly dependent upon him.

Risk Factors, page 8

11. Please revise the title of the first risk factor to put it in bold.

12. We reissue our prior comment 16. Please create a risk factor to discuss that there is no employment agreement in place with Mr. Jucht. Also, create a risk factor to discuss that the executive officer is currently not receiving any compensation and disclose what compensation he ultimately expects to receive.

There Are Increased Costs and Regulations Associated…, page 9

13. We note your response to our prior comment 15 and reissue in part. Please include in this risk factor a discussion of the risk that Mr. Jucht has no previous experience in managing a public company.

This Registration Statement Contains Forward Looking Statements…, page 13

14. We did not see either an "Outline of Business Plan" or "Plan of Operations" section in this registration statement. Please revise this risk factor to apply only to forward looking statements contained in sections that are specifically within this registration statement. Please also revise the "Special Note Regarding Forward-Looking Statements" on page 24 as appropriate.

Dilution, page 14

15. Address whether there will be dilution to purchasing shareholders.

Selling Security Holders, page 14

16. While we note your response to our prior comment 20, please provide a statement that each individual has voting and dispositive power with respect to the shares being offered by the respective legal entity. We suggest doing so by footnote.

17. We note your disclosure on the bottom of page 15 that other than listed below, no selling shareholders have certain relationships or affiliations. However, we did not see any list. Please confirm whether any of the selling shareholders has any of the relationships or affiliations as contemplated by the three bullet points on the bottom of page 15.

Description of Securities to be Registered; Preferred Stock, page 17

18. Please file your form of preferred stock certificate as an exhibit to the registration statement so that investors can understand the effect any issued and outstanding preferred stock may have on the common stock.

Interests of Named Experts and Counsel, page 19

19. We reissue our prior comment 24. Please advise as to why certain words in this section and in other parts of the prospectus are underlined or revise.

Description of Business, page 19

20. While we note your response to prior comment 3, please disclose what a "1-sheet" is as used in the third paragraph of this section.

21. We note your response to our prior comment 29 and reissue in part. Please disclose whether there is any contract in place for your first New Broadway Cinema production that is expected to go before the cameras in 2009. File the exhibit, if appropriate. Refer to Item 601(b)(10) of Regulation S-K.

Industry Overview, page 21

22. We note your last paragraph. Please provide more detail about how you devised your business strategy "to exist and survive within the realities of this new marketplace." Similarly revise your disclosure on page 22. Please provide more detail about your "unique strategies and business concepts."

Directors, Executive Officers, Promoters and Control Persons, page 24

23. We note your response to our prior comment 33. Item 401(e)(1) of Regulation S-K requires disclosure of business experience for the last five years. If you choose to

provide additional information about prior professional experience, please conform your disclosure to the requirements of Item 401(e)(1) by giving the name of prior organizations, specifying the specific occupation, etc. What is required is information relating the level of the individual's professional competence. Please include dates, as appropriate. Currently, your disclosure seems to market Mr. Coleman's prior accomplishments instead of briefly describing his business experience.

Executive Compensation, page 25

24. We reissue our prior comment 34. Please revise to include the disclosure required by Item 402(l) of Regulation S-K including any tables that are required by that section.

Related Party Transactions, page 27

25. We note your response to our prior comment 38. Please provide the basis on which Vega 7 Entertainment is a related person and your interest in the transaction with Vega 7 Entertainment. Refer to Item 404(a)(1) and (2) of Regulation S-K. Additionally, please update to as to whether the documentary video was released in the third quarter of 2008.

26. We note your response to our prior comment 38. We did not see the agreement between Lux Digital Pictures, Inc. and T. Joseph Coleman filed as an exhibit to the registration statement. Please file this agreement with the filing of the next amendment.

27. Please provide the approximate dollar value of the amount involved in receiving office space on a rent free basis from Lux Digital Pictures GmbH and the approximate dollar value of the amount of Lux Digital Pictures GmbH's interest in the transaction. Refer to Item 404(a)(3) and (4) of Regulation S-K.

Reports to Security Holders, page 29

28. We reissue comment 31 in part. Please note our address is 100 F St., NE.

Financial Statements

Balance Sheet, page F-3

29. Refer to your response to our prior comment 45. Please tell us where you have disclosed (in dollar or percentage terms) the portion of the costs of completed films that are expected to be amortized during the upcoming operating cycle pursuant to the requirements of paragraph 51 of SOP 00-2.

Statement of Stockholders' Equity, page F-5

30. We note your disclosures made in response to prior comment 47. In the amended filing, please expand the various line item descriptions to include a designation for common shares and preferred share that were issued to the founders, common shares issued for future radio media, and common shares issued for the completed film. For example, you may consider, "Issuances of Preferred and Common stock – Founders, June 1, 2008" or similar description. In addition, please disclose the date of the private placement.

31. In addition, see the line item transaction of 2,000,000 common shares issued for a total consideration of $351,902; it is unclear as to which specific transaction disclosed in Note 5 that this issuance relates. We would expect the individual issuances that appear in this schedule to correlate directly with the specific issuances described in Note 5. Please advise and as appropriate, reconcile any differences in the disclosures.

Note 1: Nature of Business and Significant Accounting Policies; The Company, page F-7

32. Please clarify if the Company was incorporated on May 6, 2008 rather than May 8, 2008, and please ensure consistency of the correct date throughout your filing, as appropriate.

Note 2: Unamortized Film Costs, page F-9

33. We note your disclosure in response to our prior comment 49. Please tell us why you have not begun amortizing the unamortized film costs of the completed film, Night of the Living Dead 3D, given that you disclose this film has provided the majority of your revenues to date (which we assume are through August 31, 2008). Explain why you expect to begin amortization of this film after December 31, 2008, given that it apparently has already been released and has generated revenues. We may have additional comment after our review of your response. Refer to paragraph 53 of SOP 00-2. Also, revise the table heading to clarify if you are presenting "Unamortized film costs at August 31, 2008" rather than August 1, 2008.

Note 5. Stockholders' Equity, page F-10

34. We note the revisions you have made in response to our prior comment 55. In view of the fact that the 2.5 million shares of preferred stock may be converted by holders at a ratio of 10 to 1, please expand your disclosures to also clearly explain the "certain conditions" under which such a conversion could occur. We would

consider this feature to constitute a pertinent right or privilege that should be explained in accordance with paragraph 4 of SFAS 129.

35. Refer to your response to our prior comment 27 regarding the possible existence of a predecessor in interest and to your discussion of Lux Digital Pictures, GmbH in the final paragraphs of your response letter. We have reviewed this information, as well as the related Asset Purchase Agreement filed as exhibit 10.1 to your Form S-1/A. Based upon the information provided to date, we are not persuaded that the assets, licenses and rights to ongoing business and contracts that you acquired (as well as the assumption of the seller's obligations to complete two motion pictures) do not represent a predecessor business. To facilitate our understanding of these arrangements, please tell us more about the history of the assets and operations acquired and about their previous owners.

36. For example, you state that Lux Digital Pictures GmbH ("LDPG") acquired the "Midnight Movies" assets from a "third party" in April 2008 and sold them to the registrant on June 1, 2008. Please tell us the ownership interest in LDPG held by Mr. Jucht. Identify any other owners holding interests of 5% or more in LDPG and quantify their interests as well. Finally, please tell us more about the "third party" from whom these assets were originally acquired. Identify the owners of the "third party" and describe any related party relationships or affiliations of these individuals with LDPG. In this regard, we note that Mr. Jucht is the Executive Producer of the various films acquired. Please indicate his relationship to the "third party" seller, if any. Please provide us with a copy of the April 2008 sales agreement between LDPG and the "third party." This contract need not be filed as an exhibit.

37. Refer to Schedule A of the Asset Purchase Agreement filed as Exhibit 10.1. It appears that these assets and activities were acquired by the "third party" as early as August 2006. We understand, from response 27, that LDPG earned no revenues from these assets and activities between their acquisition in April 2008 and their sale on June 1, 2008. However, please tell us more about the results of these operations during the time they were held by the third party. Quantify any revenues earned during this period. Our concern is that, if a predecessor exists, financial statements may be required for periods earlier than those currently presented in your filing.

Age of Financial Statements

38. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 30
Significant Accounting Policies and Estimates, page 30

39. We note your revisions made in response to prior comment 59. Please expand this
    section in MD&A to also disclose and then discuss your most significant (or
    critical) accounting policies and estimates, such as, for example, revenue
    recognition, unamortized film costs, income taxes, etc. Please see SEC Release
    No. 33-8350, Section V for guidance. This interpretive guidance was effective as
    of December 29, 2003.

Results of Operations, page 31

40. See your discussion in the third paragraph under this heading. It appears you used
    a factor of 50% rather than 80% on the impairment of your radio media asset.
    Please revise as appropriate.

41. Please revise the second paragraph under this heading to clearly indicate that total
    operating expenses for the period were $126,045. "General" operating expenses
    were $26,045.

Part II

Item 26. Recent Sales of Unregistered Securities, page 33

42. We note your response to our prior comment 63. Please disclose the consideration
    for the 38,000,000 common shares and 2,500,000 private shares issued to Lux
    Digital Pictures GmbH, 5,000,000 common shares issued to the Coleman Family
    Trust, 2,000,000 common shares issued to RTV Media Corp and 2,000,000
    common shares issued to Vega 7 Entertainment. For securities sold for
    consideration other than cash, state the nature of the transaction and the nature and
    aggregate amount of consideration received by the registrant. Refer to Item 701(c)
    of Regulation S-K.

Item 27. Exhibit Index, page 37

43. Please revise the reference to Regulation S-B in the last paragraph of this section.

Item 28. Undertakings, page 37

44. Please revise paragraph (2) of the undertakings to remove the language "that
    contains a form of prospectus." Refer to Item 512(a)(2) of Regulation S-K.

Exhibit 5.1

45. Please revise the opinion to correctly reflect that the number of shares of common stock to be sold by the selling shareholders.

46. Since you made changes to the opinion, it appears the date on the opinion should be updated. Please revise or advise.

Accountants' Consent

47. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

48. In the amended filing, please ensure that the date of the auditors' report is consistent with the date disclosed on the actual auditors report at page F-2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Jillian Sidoti, Esq.
        Fax: (951) 602-6049